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Exhibit 12.1

Ratio of Earnings to Fixed Charges(1)
(in thousands, except ratios)

	Years Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
Income (loss) before taxes	(15,424)	21,900	45,606	69,347	161,604	33,087	45,651
Fixed charges:
Interest expense and amortization of original issue discount on all indebtedness	917	630	6,058	7,053	7,304	1,799	1,881
Preferred stock dividends	696	—	—	—	—	—	—
Interest included in rent expense	557	600	632	889	1,120	266	363
Total fixed charges	2,170	1,230	6,690	7,942	8,424	2,065	2,244

Income (loss) before tax provision and fixed charges	(13,254)	23,130	52,296	77,289	170,028	35,152	47,895

Ratio of earnings to fixed charges	n/a	18.8	7.82	9.73	20.18	17.02	21.34

(1)
The ratio of earnings to fixed charges was computed by dividing earnings (income before taxes, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness, (ii) preferred stock dividends and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings were not sufficient to cover fixed charges for the year ended December 31, 1997 by $13.3 million.

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Ratio of Earnings to Fixed Charges(1) (in thousands, except ratios)